UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

On March 6, 2026, KB Financial Group Inc. (“KB Financial Group” or the “Group”) furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2025.

The agenda for the annual general meeting of shareholders to be held on March 26, 2026 is currently being distributed to shareholders of KB Financial Group for their reference as they exercise their voting rights.

Agenda:

1) Approval of financial statements and the proposed dividend payment for fiscal year 2025

2) Amendment of the articles of incorporation of KB Financial Group

3) Reduction of the capital reserve of KB Financial Group

4) Appointment of directors (three non-executive directors)

4-1) Non-Executive Director Candidate: Jaehong Choi

4-2) Non-Executive Director Candidate: Myong-Hwal Lee

4-3) Non-Executive Director Candidate: Jeong Ho Seo

5) Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Whajoon Cho

6) Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Sung-Yong Kim

7) Appointment of members of the Audit Committee, who are non-executive directors

7-1) Audit Committee Member Candidate: Sun Yeop Kim

7-2) Audit Committee Member Candidate: Jeong Ho Seo

8) Approval of the aggregate remuneration limit for directors

Agenda for Annual General Meeting of Shareholders for Fiscal Year 2025

Agendum 1. Approval of Financial Statements and the Proposed Dividend Payment for Fiscal Year 2025

Please find the following Exhibits attached to this document:

Exhibit Index

99.1 Separate Financial Statements for Fiscal Year 2025

99.2 Consolidated Financial Statements for Fiscal Year 2025

KB Financial Group’s separate and consolidated financial statements, including the Independent Auditor’s Reports and the notes to the financial statements, are available on the website of KB Financial Group and under the cover of a Form 6-K.

For the proposed dividend payment amount for fiscal year 2025, please refer to the Separate Statements of Appropriation of Retained Earnings of the Separate Financial Statements for Fiscal Year 2025 included in Exhibit 99.1 attached hereto.

Agendum 2. Amendment of the Articles of Incorporation

The following table sets forth a summary of the proposed amendments to the articles of incorporation

Current Provisions	(Proposed) Amendments	Remarks

Article 26(Place of Meeting) The General Meeting of Shareholders shall be held in the city where the head office is located or any other places adjacent thereto as required

Article 26(Place of Meeting)

(1) (Same as left)

(2) The Company shall convene the General Meeting of Shareholders in a manner that allows certain shareholders to participate in the meeting and exercise their voting rights remotely by electronic means pursuant to Article 542-14, Paragraph 1 of the Commercial Code.

Establishment of a basis for adopting an electronic shareholders’ meeting system pursuant to the amended Commercial Code

Article 31 (Voting by Proxy)

(1) A shareholder may exercise his/her voting rights by proxy.

(2) In the case of Paragraph (1) above, the proxy holder shall file with the Company the documents (power of attorney) evidencing the authority to act as a proxy before the General Meeting of Shareholders.

Article 31 (Voting by Proxy)

(1) (Same as left)

(2) In the case of Paragraph (1) above, the proxy holder shall file with the Company the written or electronic documents evidencing the authority to act as a proxy before the General Meeting of Shareholders.

Proof of proxy authority through electronic documents pursuant to the amended Commercial Code

Article 42 (Director’s Obligation)

(1) Directors shall attend the meeting of the Board of Directors and shall perform their respective duties faithfully. During his/her service period and after this/her retirement, Directors shall not disclose trade secrets of the Company obtained in the course of his/her performance of duties.

(2) If any Director finds any facts which may cause substantial losses to the Company, such Director shall promptly report to the Audit Committee thereof.

(3) (New Addition)

Article 42 (Director’s Obligation)

(1) Directors shall attend the meeting of the Board of Directors and shall perform their respective duties faithfully for the interest of the Company and the shareholders. During his/her service period and after this/her retirement, Directors shall not disclose trade secrets of the Company obtained in the course of his/her performance of duties.

(2) (Same as left)

(3) In performing their duties, Directors shall protect the interests of shareholders as a whole and treat the interests of all shareholders fairly.

Expansion of the scope of Directors’ duty of loyalty to include shareholders pursuant to the amended Commercial Code

Agendum 3. Reduction of the capital reserve of KB Financial Group

Agendum details

•

In accordance with Article 461-2 of the Korean Commercial Code (Reduction of Reserve), the Company intends to transfer KRW 7.5 trillion of its capital reserve to retained earnings, in order to increase its profit available for dividend distributions as part of its corporate value enhancement plan.

•

The reduction in capital reserve will result in an increase of KRW 7.5 trillion in profit available for dividend distributions, which, in accordance with relevant laws*, may be used as a source for non-taxable dividends in the future.

•

For individual shareholders, non-taxable dividends are not subject to withholding tax (15.4%), allowing them to receive 100% of the dividend amount. Additionally, such dividends are not subject to comprehensive taxation on financial income (which may be up to 49.5%)

*	Article 26-3, Paragraph 6 of the Enforcement Decree of the Income Tax Act; Article 17 of the Corporate Tax Act and Article 18, Item 8 of the Corporate Tax Act.

Agendum 4. Appointment of directors (three non-executive directors)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2025	Term of Office
4 - 1) Appointment of Non-Executive Director	Jaehong Choi	08/01/1962	Non-Executive Director Nominating Committee	100%	1 year
4 - 2) Appointment of Non-Executive Director	Myong - Hwal Lee	05/04/1964	Non-Executive Director Nominating Committee	100%	1 year
4 - 3) Appointment of Non-Executive Director	Jeong Ho Seo	08/20/1969	Non-Executive Director Nominating Committee	N/A	2 years

Nominees for Non-Executive Directors(1)(2)(3)

Name	Main Position	Career
Jaehong Choi (Re-appointment)	• Professor, Startup College, Gachon University

•

Professor, Startup College, Gachon University (Sept. 2023~Current)

•

Chief Director, Gangwon Center for Creative Economy and Innovation (May 2022~Feb. 2025)

•

Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University (Sept. 1992~Aug. 2023)

•

Non-Executive Director, Kakao Corp. (Oct. 2014~Feb. 2020)

Myong-Hwal Lee (Re-appointment)	• Senior Research Fellow, Korea Institute of Finance

•

Senior Research Fellow, Korea Institute of Finance (Apr. 2018~Current)

•

Director, Center for International Financial Cooperation, Korea Institute of Finance
(Mar. 2023~ Jul. 2024)

•

Non-Executive Director, Woori Financial Capital, Co., Ltd. (Sept. 2021~ Mar. 2024)

•

Member, Sanction Review Committee, Financial Supervisory Service (Nov. 2019~Nov. 2022)

•

Member, Postal Services Steering Committee (Apr. 2018~Apr. 2022)

•

Professional Director, Korea Federation of Savings Banks (Mar. 2016~Mar. 2019)

•

Member, Financial Creditors’ Coordination Committee (Jun. 2016~Nov. 2018)

•

Vice President, Korea Money and Finance Association (Jun. 2016~Jun. 2018)

•

Vice President, Korea Institute of Finance (Apr. 2016~Mar. 2018)

•

Director of Research Strategy and External Affairs Division, Korea Institute of Finance
(Jan. 2016~Apr. 2016)

Name	Main Position	Career
Jeong Ho Seo (New appointment)	• Managing Partner, Wiz Law Group

•

Managing Partner, Wiz Law Group (Dec. 2025~Current)

•

Legal Counsel, Seoul Regional Office of the National Tax Service (May. 2025~Current)

•

Member, Tax Ruling Review Committee, Ministry of Finance and Economy (Feb. 2023~Current)

•

Non-Executive Director, Hanwha Solutions (Mar. 2020~Current)(4)

•

Partner, Wiz Law Group (Jan. 2019~Nov. 2025)

•

Non-Executive Director, Hyundai Capital Co., Ltd. (Mar. 2022~Mar. 2025)

•

Member, Legal Interpretation Review Committee, Financial Services Commission (Feb. 2021~Jan. 2025)

•

Member, Management and Budget Review Committee, Financial Services Commission
(Jul. 2022~Jun. 2024)

•

Member, Sanctions Review Committee, Financial Supervisory Service (Mar. 2022~Feb. 2024)

•

Member, Financial Development Review Committee, Financial Services Commission
(Feb. 2020~Feb. 2022)

•

Non-Executive Director, Haatz Co., Ltd. (Mar. 2017~Mar. 2021)

•

Member, Listing Review Committee, Korea Exchange (Mar. 2019~Feb. 2021)

•

Non-Executive Director, Hanwha General Insurance Co., Ltd. (Mar. 2019~Mar. 2020)

•

Member, the Disciplinary Committee of Korea Exchange (Mar. 2016~Feb. 2019)

•

Partner, Dikeion Law Group (Nov. 2008~Dec. 2018)

•

Non-standing Commissioner Tax Tribunal (Jul. 2009~Jun. 2018)

•

Non-Executive Director, Hansol Chemical Co., Ltd. (Mar. 2014~Mar. 2017)

Note: (1)

Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group, details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group as well as the website of the Korea Federation of Banks.

(2)	None of the nominees (i) has engaged in any transaction with KB Financial Group in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group.
(3)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.
(4)	Term of office is expected to expire on March 24, 2026.

Goals and Objectives of Non-Executive Director Nominees

Name	Goals and Objectives
Jaehong Choi

•

He will carry out the designated roles and responsibilities of a non-executive director to help KB Financial Group realize customers’ happiness and a better world through the new financial paradigm the Group is building, and to contribute to the development of the financial industry through shared growth with the people.

•

A preeminent expert in the Digital/IT sector, he holds a Ph.D. in Electronic Engineering and served as a Professor of Multimedia Engineering for 30 years. He is currently a professor at Gachon University Startup College. He possesses deep insights into rapidly evolving industry trends and the capability to contribute meaningfully to the Company’s strategic decision-making processes.

•

With 10 years of experience as a Non-executive Director at Kakao and KB Financial Group, he has developed a deep understanding of corporate governance. Leveraging his expertise in Digital/IT and AI, he is committed to moving beyond the traditional role of monitoring and supervising management. Instead, he will take a proactive and engaged role by fostering organic communication with executives and employees.

•

Furthermore, he will faithfully discharge his duties to establish a foundation for sustainable growth through the advancement of KB Financial Group’s governance, represent the interests of shareholders, and protect all financial consumers.

Myong-Hwal Lee

•

He will carry out the designated roles and responsibilities of a non-executive director to help KB Financial Group realize customers’ happiness and a better world through the new financial paradigm the Group is building, and to contribute to the development of the financial industry through shared growth with the people.

•

He is a macroeconomics expert and holds a Ph.D. in economics. After beginning his career at the Bank of Korea, he moved to the Korea Institute of Finance (KIF). His leadership tenure at KIF includes serving as the Vice President and head of various research divisions, including Corporate Debt and Planning. He is currently a Senior Research Fellow in the Digital Finance Research Division, leveraging his deep expertise in macroeconomic and international finance.

•

Based on his expertise in macroeconomics and risk management, he has served as a non-executive director at financial institutions across various sectors, including Woori Financial Capital Co., Ltd. and the Korea Federation of Savings Banks. Having served as a non-executive director of KB Financial Group for the past two years, he has demonstrated a deep understanding of the roles and responsibilities of the position by analyzing key issues from diverse perspectives.

•

In today’s financial environment, characterized by heightened uncertainty and frequently evolving regulatory standards, he will leverage his extensive experience and expertise in the financial and economic sectors to help ensure that the Group operates its business in a stable manner and safeguards customer assets through robust and systematic risk management.

•

He will review all agenda items with a rational and balanced perspective and participate in the decision-making process to ensure that the interests of not only customers but also all shareholders are prioritized. He remains committed to faithfully performing his duties as a non-executive director.

Name	Goals and Objectives
Jeong Ho Seo

•

He will carry out the designated roles and responsibilities of a non-executive director to help KB Financial Group realize customers’ happiness and a better world through the new financial paradigm the Group is building, and to contribute to the development of the financial industry through shared growth with the people.

•

He is a distinguished legal and tax expert with a career that began by passing the Higher Civil Service Examination (Finance and Economy track) and serving at the National Tax Service. Subsequently, he passed the National Bar Examination and has practiced law for over 20 years at leading firms, including Shin & Kim, Dikeion Law Group, and Wiz Law Group (currently The Wiz).

•

Beyond his legal and tax expertise, he has significantly deepened his understanding of the financial sector through diverse roles. His experience includes serving as the Head of the M&A Team in the IB Division at Shinyoung Securities, and as a non-executive director for Hanwha General Insurance and Hyundai Capital. Furthermore, he has contributed to public financial policy as a member of the Financial Services Commission’s committees on legal interpretation, financial development, and management budget review

•

Having served for more than a decade as a non-executive director for various corporations, including financial institutions, he possesses a clear and profound understanding of the importance of corporate governance. He is committed to overseeing the management’s performance with objectivity and fairness, ensuring that KB Financial Group secures and maintains the highest level of trust from its shareholders and stakeholders.

•

He will not only diligently review all agenda items to support rational decision-making but also leverage his legal expertise to proactively mitigate risks associated with key corporate issues. Without representing any specific interests, he will faithfully discharge his duties in the interests of all shareholders and financial consumers.

The Board of Directors’ Reasons for Recommending the Nominees

Name	Reasons for Recommendation
Jaehong Choi

•

The nominee is a preeminent expert in the ICT sector, and is currently serving as a professor at Gachon University Startup College. In addition to his extensive academic career, he has accumulated significant practical experience by serving as a business advisor at leading tech companies such as NHN Japan and e-Samsung Japan.

•

Over the past four years, he has faithfully performed the fundamental roles of a non-executive director in decision-making and in overseeing and supervising the Group’s major corporate operations. He has proactively applied his expertise by receiving regular briefings on the Group’s AI, Digital, and IT strategic plans and providing management with critical feedback to drive technological excellence.

•

His dedicated efforts have served as a vital foundation for KB Financial Group’s successful AI and digital transformation, enabling the Group to secure core competitiveness for the future of finance. Furthermore, he has played a key role in ensuring a robust response to cybersecurity and information security issues, which are increasingly critical in the current financial landscape.

•

Leveraging a decade of experience as a non-executive director at both KB Financial Group and Kakao, he has served as the Chairman of the non-executive director nomination committee since March 2025. In this capacity, he has contributed significantly to the transparency and independence of the Group’s corporate governance. Based on his proven expertise and profound experience, we are confident he will continue to excel in his role and hereby recommend him for re-appointment as a non-executive Director.

Myong-Hwal Lee

•

The nominee is a macroeconomics expert holding a Ph.D. in economics. He has held several key leadership positions at the Korea Institute of Finance (KIF), including Director of the Macroeconomic and International Finance Division, Head of the Corporate Debt Research Center, Director of the Planning and Cooperation Division and Vice President. He currently serves as a Senior Research Fellow at the institute.

•

Based on his profound knowledge and insights across finance, economics, and risk management—along with a deep understanding of international financial markets—he possesses top-tier expertise capable of providing strategic policy directions for both global business operations and comprehensive financial risk management.

•

Since his appointment as a non-executive director of KB Financial Group in March 2024, the nominee has led discussions on key corporate issues with balanced judgment, bridging theoretical depth and practical field experience. In 2025, he served as the inaugural chairman of the newly established Internal Control Committee. In this role, he established the institutional foundation necessary to implement an effective, integrated management and supervision system for internal controls.

•

Leveraging his extensive experience at the Bank of Korea and the KIF, he has accurately identified core challenges amidst evolving financial environments and regulatory standards, providing management with the insights needed to drive the Group’s stable growth. We believe his academic insights and broad policy perspectives will continue to significantly enhance the professionalism and independence of the Board and its committees. Accordingly, he is recommended as a nominee for re-appointment as a non-executive director.

Name	Reasons for Recommendation
Jeong Ho Seo

•

The nominee is a legal expert with a distinguished career, having passed both the Higher Civil Service Examination and the National Bar Examination. His professional background includes experience at the National Tax Service and the Ministry of Finance and Economy, complemented by an extensive tenure at law firms providing specialized counsel on financial, administrative and corporate matters

•

In particular, he possesses a profound understanding of the financial industry through his broad advisory activities for key financial regulatory bodies, including the Financial Services Commission, the Financial Supervisory Service, and the Korea Customs Service. Furthermore, he has cultivated extensive expertise in corporate governance by serving as a non-executive director for over a decade at numerous companies, including Hansol Chemical, Hanwha General Insurance, Haatz, Hyundai Capital, and Hanwha Solutions.

•

As a lawyer with a background in public service, his extensive experience across both the public and private sectors will contribute to the Board’s ability to clarify key issues and lead discussions from a balanced perspective. Additionally, the broad professional network the nominee possesses will be instrumental in helping the Group to gather information promptly on changes in the financial environment and major trends, and to respond proactively to such changes.

•

The Board of Directors believes that the nominee’s professional expertise and comprehensive experience in corporate governance will significantly contribute to the long-term enhancement of KB Financial Group’s corporate value by ensuring the protection of shareholders and financial consumers. Accordingly, he is recommended as a candidate for a new non-executive director.

Agendum 5. Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2025	Term of Office
5) Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee	Whajoon Cho	02/24/1957	Non-Executive Director Nominating Committee and Audit Committee Member Nominating Committee	100%	1 year

Note: (1)

The above appointment of a non-executive director, who will serve as a member of the Audit Committee, will take place separately from the appointment of other directors, pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies.

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)(2)(3)

Name	Main Position	Career
Whajoon Cho (Re-appointment)	-	• Auditor, Mercedes-Benz Financial Services Korea Limited (Apr. 2017~Mar. 2023)
• Non-Executive Director, Pulmuone Co., Ltd. (Jun. 2016~Mar. 2022)
• Visiting Professor, Sogang University / Lecturer, KAIST (Korea Advanced Institute of Science and Technology) (Mar. 2016~Dec. 2016)
• President & CEO, KT Capital Corporation (Feb. 2014~Sept. 2015)

Note: (1)

Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group, details regarding the recommendation of non-executive director candidates have been disclosed on the websites of KB Financial Group and the Korea Federation of Banks for reference.

(2)	The nominee (i) has not engaged in any transaction with KB Financial Group in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group.
(3)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives

Whajoon Cho

•

She will carry out the designated roles and responsibilities of a non-executive director to help KB Financial Group realize customers’ happiness and a better world through the new financial paradigm the Group is building, and to contribute to the development of the financial industry through shared growth with the people.

•

She has extensive experience as a finance expert, having served as an executive officer of finance and investor relations at KT Corporation and as the CFO of KTF, BC Card, and KT Capital Corporation. At KT Capital Corporation, she has also served as the first female CEO within the KT Group. In addition, she holds a Ph.D. in accounting and has accumulated profound insights and experience in accounting through her university lectures and her role as a standing auditor at Mercedes-Benz Financial Services Korea.

•

As a non-executive director of KB Financial Group for the past three years, she has consistently taken a deep interest in the Group’s major issues and proposed a wide range of solutions. Furthermore, by balancing appropriate oversight and support for the management, she has faithfully fulfilled the roles and responsibilities of a non-executive director to ensure the Board considers the interests of both the Group and its shareholders in a balanced manner.

•

Since assuming the role of Chairman of the Board in March 2025, she has provided opinions from an independent perspective, driving KB’s growth as a leader in corporate governance. Moving forward, rather than merely accepting reports from management, she will continue to represent the interests of all shareholders and financial consumers by closely examining and questioning internal and external risk factors from a long-term perspective. She is committed to faithfully discharging the duties of a non-executive director to ensure the Group’s sustainable growth and value creation.

The Board of Directors’ Reasons for Recommending the Nominee, Who Will Serve as a Member of the Audit Committee

Name	Reasons for Recommendation
Whajoon Cho

(Recommendation as a Non-Executive Director)

•

The nominee is an expert across the financial industry who has served as a managing director of finance and investor relations at KT Corporation, the CFO and Senior Managing Director of BC Card, the President and CEO of KT Capital Corporation, and the auditor of Mercedes-Benz Financial Services Korea. In particular, with a Ph.D. in accounting and an AICPA license, she possesses a high level of insight and expertise in accounting based on her university lectures and practical experiences in the corporate field.

•

The nominee has accumulated profound insight and wisdom through diverse professional experiences across both non-financial and financial industries. Furthermore, the nominee possesses extensive knowledge of corporate governance as a whole, including audit systems, and demonstrates the highest level of expertise required for a non-executive director.

•

As the current Chairman of the Board, the nominee has demonstrated exceptional soft skills and inclusive leadership, fostering continuous communication and building trust with both management and fellow non-executive directors to ensure the Board operates seamlessly based on the principles of checks and balances. In addressing highly sensitive issues, the nominee has maintained a neutral stance and provided strong leadership, ensuring the Board effectively oversees management while preserving a mutual balance.

•

As the Chairman of the Board, the nominee has not only provided opinions from an independent perspective to help the Group grow further as a leader in corporate governance, but has also demonstrated a responsible commitment to the Group’s sustainable growth by actively engaging with external stakeholders, including supervisory authorities and institutional shareholders. We expect the nominee to continue playing a pivotal role in enhancing the Group’s corporate value and highly recommend her as a candidate for re-appointment as a non-executive director.

(Recommendation as a Member of the Audit Committee)

•

The nominee not only satisfies the basic qualification requirements for an Audit Committee member as stipulated by relevant laws and internal regulations but also qualifies as the accounting expert mandated to be included in the Audit Committee under the Act on the Corporate Governance of Financial Companies.

•

The nominee holds a Ph.D. in accounting and possesses profound insight and professional expertise in the field, built upon a foundation of academic lecturing and extensive practical experience in the corporate sector.

•

The nominee has extensive experience in corporate finance and served as a full-time auditor at Mercedes-Benz Financial Services Korea for six years, through which the nominee has accumulated profound insight and expertise in auditing. Accordingly, the nominee is deemed highly qualified to lead the Audit Committee fairly and independently from management.

•

The nominee has served as a non-executive director of KB Financial Group and has also served as the Chairman of the Audit Committee. Considering her comprehensive expertise and experience in the fields of accounting and auditing, we believe the nominee will continue to faithfully fulfill the roles of an Audit Committee member. Accordingly, we recommend the nominee for the position.

Agendum 6. Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2025	Term of Office
6) Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee	Sung-Yong Kim	3/16/1966	Non-Executive Director Nominating Committee and Audit Committee Member Nominating Committee	100%	1 year

Note: (1)

The above appointment of a non-executive director, who will serve as a member of the Audit Committee, will take place separately from the appointment of other directors, pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies.

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)(2)(3)

Name	Main Position	Career
Sung-Yong Kim (Re-appointment)	Professor, Law School, Sungkyunkwan University	• Professor, Law School, Sungkyunkwan University (Jun.2006~Current)
• Member, Corporate Governance Research Committee Member, Korea Institute of Corporate Governance and Sustainability (Sep. 2019~Sep. 2022)
• Member, Management Committee for the Key Industries Stabilization Fund (May 2020~May 2022)
• Chairperson, Insolvency Law Institute of Korea (Jan. 2019~Jan. 2020)
• Non-executive director, SGI Seoul Guarantee Insurance (Jan. 2017~Dec. 2019)
• Non-executive director, Woori Bank, Co., Ltd. (Mar. 2016~Dec. 2016)
• Non-Standing Commissioner, Securities & Futures Commission (Nov. 2012~Nov. 2015)

Note: (1)

Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group, details regarding the recommendation of non-executive director candidates have been disclosed on the websites of KB Financial Group and the Korea Federation of Banks for reference.

(2)	The nominee (i) has not engaged in any transaction with KB Financial Group in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group.
(3)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives
Sung-Yong Kim

•

He will carry out the designated roles and responsibilities of a non-executive director to help KB Financial Group realize customers’ happiness and a better world through the new financial paradigm the Group is building, and to contribute to the development of the financial industry through shared growth with the people.

•

He is a distinguished legal professional with extensive experience in both practice and academia. After passing the Judicial Examination, he built a solid professional foundation as an attorney at a leading law firm. He has been serving as a Professor at Sungkyunkwan University Law School for 19 years. In addition, through his service as a member of the Corporate Governance Research Committee of the Korea ESG Standards Institute and as a non-executive director at other financial institutions, he has developed a high level of expertise and understanding in corporate governance.

•

As a legal expert, he will faithfully discharge his duties and responsibilities as a non-executive director by conducting multifaceted reviews of the Group’s key issues and providing practical insights to minimize legal risks. Furthermore, drawing upon his extensive experience and professional expertise, he will meticulously assess the legality of board resolutions and other corporate matters to support the Board of Directors in making rational and informed decisions.

•

In response to the evolving regulatory landscape, including amendments to the Commercial Act that strengthen the Board’s duty of loyalty to shareholders, he is committed to equitably representing the interests of all shareholders. Furthermore, he will faithfully discharge his duties as a non-executive director to ensure the sustainable growth of KB Financial Group by prioritizing financial consumer protection, thereby creating long-term value for all stakeholders.

The Board of Directors’ Reasons for Recommending the Nominee, Who Will Serve as a Member of the Audit Committee

Name	Reasons for Recommendation
Sung-Yong Kim

(Recommendation as a Non-Executive Director)

•

The nominee is a distinguished legal expert representing academia, currently serving as a Professor at Sungkyunkwan University Law School. With a career that includes serving as a non-executive director at Woori Bank and SGI Seoul Guarantee Insurance, he is now in his third year as a non-executive director of KB Financial Group, possessing a high level of expertise and profound understanding of corporate governance.

•

He has faithfully fulfilled the Board’s oversight function by providing independent perspectives to minimize legal risks associated with agenda items. Furthermore, he has contributed to establishing a transparent governance structure by proactively reviewing legal risks and offering preventive insights on key issues, such as the formulation and implementation of ‘Value-up’ policies and global expansion strategies.

•

In particular, having served as the Chair of the Risk Management Committee for two consecutive years, he has played a pivotal role in preemptively reviewing risk management frameworks, contributing to the Group’s growth based on robust asset quality. He is also highly regarded for his proactive leadership in collaborating with management to address core issues and developing Board-level strategic responses.

•

Based on his extensive legal knowledge and keen insights, the Board believes he will continue to enhance the Board’s independence and the integrity of its decision-making process. As he is expected to significantly contribute to the stabilization of governance and the Group’s sustainable growth, he is highly recommended as a candidate for re-appointment as a non-executive director.

(Recommendation as a Member of the Audit Committee)

•

The nominee fully satisfies all qualification requirements for an Audit Committee member as prescribed by relevant laws and internal regulations.

•

As a renowned legal expert currently serving as a Professor at Sungkyunkwan University Law School, he is a leading academic figure in the fields of insolvency law and corporate restructuring. Based on his extensive legal knowledge, he is expected to play a pivotal role in strengthening the Audit Committee’s functions and ensuring its independent, objective, and fair operation, free from management influence.

•

During his three-year tenure as a member of the Audit Committee of KB Financial Group, he has consistently proposed measures to mitigate the Group’s legal risks through active dialogue with management. He has also made significant contributions to ensuring the Committee performs its duties in strict accordance with relevant laws by re-examining matters from a constructive and multifaceted perspective.

•

Based on the practical experience he has accumulated as a legal professional, the Board believes he will continue to perform his duties on the Audit Committee with a fair, objective, and balanced perspective. Therefore, he is highly recommended for appointment as a member of the Audit Committee.

Agendum 7. Appointment of Members of the Audit Committee, Who Are Non-Executive Directors

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2023	Term of Office as a Member of the Audit Committee
7-1) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Sun Yeop Kim	11/24/1969	Audit Committee Member Nominating Committee	100%	1 year
7-2) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Jeong Ho Seo	8/20/1969	Audit Committee Member Nominating Committee	N/A	2 years(1)

(1)	Term of office as a member of the Audit Committee will be 1 year.

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors(1)(2)

Name	Main Position	Career
Sun Yeop Kim (Re-appointment)	• Representative Director, E-JUNG Accounting Corporation

•  Representative Director, E-JUNG Accounting Corporation (Sep. 2022~Current)

•  Member, Public Institutions Management Evaluation Committee, Ministry of Economy and Finance (Jan. 2018~Dec. 2025)

•  Non-Executive Director, FARMSCO (Mar. 2021~Feb. 2025)

•  Director, E-JUNG Accounting Corporation (Nov. 2018~Aug. 2022)

•  Head of Financial Services/Strategy Division, Deloitte Anjin LLC (Jan. 2016~Dec. 2018)

Name	Main Position	Career
Jeong Ho Seo (New appointment)	• Managing Partner, Wiz Law Group

•

Managing Partner, Wiz Law Group (Dec. 2025~Current)

•

Legal Counsel, Seoul Regional Office of the National Tax Service (May. 2025~Current)

•

Member, Tax Ruling Review Committee, Ministry of Finance and Economy (Feb. 2023~Current)

•

Non-Executive Director, Hanwha Solutions (Mar. 2020~Current)(3)

•

Partner, Wiz Law Group (Jan. 2019~Nov. 2025)

•

Non-Executive Director, Hyundai Capital Co., Ltd. (Mar. 2022~Mar. 2025)

•

Member, Legal Interpretation Review Committee, Financial Services Commission (Feb. 2021~Jan. 2025)

•

Member, Management and Budget Review Committee, Financial Services Commission (Jul. 2022~Jun. 2024)

•

Member, Sanctions Review Committee, Financial Supervisory Service
(Mar. 2022~Feb. 2024)

•

Member, Financial Development Review Committee, Financial Services Commission (Feb. 2020~Feb. 2022)

•

Non-Executive Director, Haatz Co., Ltd. (Mar. 2017~Mar. 2021)

•

Member, Listing Review Committee, Korea Exchange
(Mar. 2019~Feb. 2021)

•

Non-Executive Director, Hanwha General Insurance Co., Ltd.
(Mar. 2019~Mar. 2020)

•

Member, the Disciplinary Committee of Korea Exchange
(Mar. 2016~Feb. 2019)

•

Partner, Dikeion Law Group (Nov. 2008~Dec. 2018)

•

Non-standing Commissioner Tax Tribunal (Jul. 2009~Jun. 2018)

•

Non-Executive Director, Hansol Chemical Co., Ltd. (Mar. 2014~Mar. 2017)

Note: (1)	None of the nominees (i) has engaged in any transaction with KB Financial Group in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group.
(2)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.
(3)	Term of office is expected to expire on March 24, 2026

The Board of Directors’ Reasons for Recommending the Nominated Members of the Audit Committee, Who Are Non-Executive Directors

Name	Reasons for Recommendation
Sun Yeop Kim

•

The nominee not only fully satisfies the basic qualification requirements for an Audit Committee member under relevant laws and internal regulations, but is also an accounting expert, a designation required for at least one member of the Audit Committee under the Act on Corporate Governance of Financial Companies.

•

As a Certified Public Accountant (CPA) with 29 years of dedicated experience in auditing, he possesses a profound understanding of financial holding companies, gained through his extensive involvement in M&A and mid-to-long-term strategic planning for various financial institutions.

•

Despite being appointed as the Chair of the Audit Committee in his first year as a non-executive director of the Group—a role demanding the highest level of independence and objectivity—he has successfully led the Committee to function as an effective independent oversight body through continuous communication and coordination of perspectives among its members.

•

In particular, he is highly regarded for his meticulous execution of the Committee’s core functions in key areas such as internal control and accounting practices. Given his exceptional understanding of the Audit Committee’s roles and responsibilities, he is recommended as an ideal candidate to continue faithfully discharging these duties.

Name	Reasons for Recommendation
Jeong Ho Seo

•

The nominee fully satisfies all qualification requirements for an Audit Committee member as prescribed by relevant laws and internal regulations.

•

As a legal expert with extensive experience as a non-executive director at multiple companies, he possesses a deep understanding of corporate governance. Drawing on his experience providing legal counsel to various industry-related organizations, he is expected to make significant contributions to ensuring the independent functioning of the Audit Committee.

•

Notably, he has cultivated strong management and supervisory capabilities across the financial sector through his distinguished service on the Sanction Review Committee of the Financial Supervisory Service (FSS), the Legal Interpretation Committee of the Financial Services Commission (FSC), and the Self-Regulatory Committee of the Korea Financial Investment Association (KOFIA). He is also highly recognized for his professional expertise in the field of corporate law.

•

Given the extensive capabilities he has built as a legal professional and his previous experience as an Audit Committee member at Hyundai Capital, he possesses both the independence and expertise required for this role. The Board recommends him as the ideal candidate to faithfully perform the supervisory function of auditing directors’ business execution through the rigorous review of internal control systems and business processes.

Agendum 8. Approval of the Aggregate Remuneration Limit for Directors

For fiscal year 2026
Number of Directors (Number of Non-Executive Directors)	9 (7)*

Aggregate Remuneration Limit	Won 3.0 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group for fiscal year 2026. The board of directors will approve and ratify the payment allocation. Additionally, in case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 30,000 treasury shares will be the maximum aggregate amount of shares that may be disbursed to the directors of KB Financial Group. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.
*	The numbers of directors and non-executive directors may change depending on the results of the annual general meeting of shareholders.

For fiscal year 2025
Number of Directors (Number of Non-Executive Directors)	9 (7)

Aggregate Remuneration Paid	Won 1.965 billion

Aggregate Remuneration Limit	Won 3.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 6, 2026	By:	/s/ Sang Rok Na
(Signature)

	Name:	Sang Rok Na
	Title:	Senior Managing Director and Chief Financial Officer